Exhibit 12.2

Reckson Operating Partnership, L.P.
Ratio of Earnings to Fixed Charge

	Six Months Ended June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings
Income from continuing operations before fixed charges	$60,009	$99,057	$137,613	$128,681	$89,774	$101,972
Fixed Charges
Interest	$29,887	$56,498	$73,683	$81,142	$109,546	$108,173
Ground rents	3,241	6,482	6,482	6,585	6,367	5,930
Amortization of debt issuance costs	111	—	—	152	4,312	4,166
Total Fixed Charges	$33,239	$62,980	$80,165	$87,879	$120,225	$118,269
Ratio of earnings to fixed charges	1.81X	1.57X	1.72X	1.46X	0.75X	0.86X